EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Income from continuing operations	$9,160	$41,453	$84,549	$64,336	$124,886
Equity in earnings of real estate joint ventures and partnerships, net	(7,834)	(12,889)	(5,548)	(12,196)	(19,853)
Provision (benefit) for income taxes	395	180	6,269	(10,288)	4,073
Gain on sale of property	1,737	2,005	25,266	1,998	4,086
Fixed charges	181,354	188,764	197,891	211,332	206,353
Amortization of capitalized interest	2,618	2,398	2,120	2,082	1,716
Distributions of income from real estate joint ventures and partnerships	2,186	1,733	2,841	3,602	6,251
Capitalized interest	(2,329)	(3,405)	(8,716)	(20,291)	(25,023)
Preferred dividends	(35,476)	(35,476)	(35,476)	(34,711)	(25,375)

Net income as adjusted	$151,811	$184,763	$269,196	$205,864	$277,114

Fixed charges:
Interest on indebtedness, net	$141,757	$148,152	$152,041	$155,020	$154,858
Capitalized interest	2,329	3,405	8,716	20,291	25,023
Preferred dividends	35,476	35,476	35,476	34,711	25,375
Portion of rents representative of the interest factor	1,792	1,731	1,658	1,310	1,097

Fixed charges	$181,354	$188,764	$197,891	$211,332	$206,353

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$0.84	$0.98	$1.36	$0.97	$1.34

RATIO OF EARNINGS TO FIXED CHARGES	$1.04	$1.21	$1.66	$1.17	$1.53